UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-20292

Ampex Corporation

(Exact name of registrant as specified in its charter)

1228 Douglas Avenue

Redwood City, CA 94063

(650) 367-2011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

Class C Common Stock, par value $0.01 per share

Warrants to purchase Common Stock

8% Noncumulative Preferred Stock

12% Senior Notes due 2003, Series B

Zero Coupon Convertible Notes due June 30, 1997

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12g-3(b)(1)	☒
Rule 12g-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Ampex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2008	By:	/s/ D. Gordon Strickland
D. Gordon Strickland
Chairman, President and Chief Executive Officer